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Exhibit 2

Resolution

        RESOLVED, that the Board of Directors, in accordance with the power conferred upon it to interpret and administer the Company's Rights Agreement dated December 18, 2000 under Section 29 thereof, hereby interprets and construes any reference in such Agreement to "Class A Common Stock" to mean "Common Stock" consistent with the Company's amended certificate of incorporation and hereby instructs any person or entity, including any rights holder, reading such Agreement to replace the term "Class A Common Stock" with the term "Common Stock" for an accurate reading of such Agreement as it currently is interpreted by the Company's Board of Directors and as it currently is in effect.

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  Exhibit 2